FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

11 May 2010

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1Jan 2010 to 11 May 2010 (the date of the Statement) under Listing Rules 9.51 and 9.53 of the Malta Financial Services Authority.

HSBC Bank Malta p.l.c. performed strongly in the period 1 January 2010 to 11 May 2010. The bank has made further progress in improving revenue and costs disciplines during the period under review. Loan impairments weakened modestly, in line with expectations
.

The bank has seen a slight softening in demand for loans reflecting the economic slowdown. HSBC Malta continues to provide responsible support for its customers, both depositors and borrowers.

Deposits registered a slight increase in a period
characterised
by a number of local government and corporate bond issues and growing competitive pressures.
The bank has maintained a strong liquidity position with a steady and stable loans to deposits ratio.
The credit quality of the available-for-sale investments portfolio remains satisfactory and has improved over the reporting period. The capital ratio remains well above regulatory requirements.

Alan Richards, Director and Chief Executive Officer of HSBC Malta, said: "We are encouraged by the bank's performance during the period to 11 May 2010. After five consecutive quarters of negative GDP growth, the local economy is stabilising,
has returned to growth and should remain positive for the rest of the year. We are not entirely out of the woods as the broader Eurozone recovery is, at best, fragile and significant risks remain.
We continue to monitor the current situation closely.

"We have made good progress in the quarter and we continue to emphasise
our competitive advantage as an international bank. We remain well capitalised, liquid and very much open for business."

Notes to editors:
1.  Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 31 March 2010 and other financial information.

2.  The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 11 May, 2010